Exhibit 21.1

Subsidiaries of Latch, Inc.

Subsidiary	Jurisdiction of Incorporation
Latch Systems, Inc.	Delaware
Latch Taiwan, Inc.	Delaware
Latch Insurance Solutions, LLC	Delaware